Exhibit 12.1

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Twelve Months Ended December 31,					Nine Months Ended September 30, 2007
	2002	2003	2004	2005	2006
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$107,495	$88,169	$108,601	$156,379	$189,404	$168,787
Fixed charges	33,344	39,779	41,657	56,656	60,599	45,964
Amortization of capitalized interest	471	462	463	465	475	397
Distributed income of equity investees	—	—	—	3,300	4,125	3,375
Interest capitalized	(231)	(102)	(426)	(817)	(2,371)	(3,193)

Total earnings	$141,079	$128,308	$150,295	$215,983	$252,232	$215,330

FIXED CHARGES:
Interest expense	$22,907	$36,597	$37,893	$52,554	$55,107	$40,444
Interest capitalized	231	102	426	817	2,371	3,193
Debt placement fee amortization	9,950	2,830	3,056	2,871	2,681	1,973
Rent expense representative of interest factor	256	250	282	414	440	354

Total fixed charges	$33,344	$39,779	$41,657	$56,656	$60,599	$45,964

Ratio of earnings to fixed charges	4.2	3.2	3.6	3.8	4.2	4.7

*	Excludes income from equity investments and minority interest expense.